THE FINANCE COMPANY OF PENNSYLVANIA
400 Market Street, Suite 425
Philadelphia, PA 19106
Tel: (215) 351-4778
Fax: (215) 351-4779
August 3, 2011
FILED AS EDGAR CORRESPONDENCE
Edward Bartz
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Bartz:
Set forth below is a summary of your comments, and our responses to those comments, on Amendment No. 35 to the Registration Statement of The Finance Company of Pennsylvania (the “Company”) on Form N-1A.
1.	Comment: In the Item 5, Investment Adviser, section of Part A of the Registration Statement, for each portfolio manager of the Company’s investment advisers, please provide the length of time such portfolio manager has served as a portfolio manager for the Company.

Response: We will include the requested change in Amendment No. 36 to the Company’s Registration Statement, which is scheduled to be filed in late April 2012.

2.	Comment: In the Item 9, Principal Risk, section of Part A of the Registration Statement, please include the risks related to a “value” style of investing.

Response: We will include the requested change in Amendment No. 36 to the Company’s Registration Statement, which is scheduled to be filed in late April 2012.

3.	Comment: The Item 9, Principal Investment Strategies, section of Part A of the Registration Statement states “Schroder’s practices a duration-neutral, relative value fixed income discipline.” Please include a plain English explanation of this sentence.

Response: We will include the requested change in Amendment No. 36 to the Company’s Registration Statement, which is scheduled to be filed in late April 2012.

4.	Comment: In the Item 9, Principal Investment Strategies, section of Part A of the Registration Statement, please include the Company’s investment policy with respect to the credit quality of its fixed-income investments.

Securities and Exchange Commission

Response: We will include the requested change in Amendment No. 36 to the Company’s Registration Statement, which is scheduled to be filed in late April 2012.
I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned at 215.351.4778 with any questions or comments.
Very truly yours,

/s/ Charles E. Mather III
Charles E. Mather III
President